                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of March, 2001


              INVESTORLINKS.COM INC. (Formerly: Opus Minerals Inc.)
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                 (Translation of registrant's name into English)


          Suite 203, 120 Front Street East Toronto, Ontario, M5A 4L9
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

                           Form 20-F    X            Form 40-F
                                    ---------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

                           Yes ____                  No    X
                                                       ---------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      INVESTORLINKS.COM INC. (formerly
                                      Opus Minerals Inc.)


Date:    3-15-01                   By: /s/ Sandra J. Hall
      ------------------               ----------------------------------------
                                       Sandra J. Hall, Director and Secretary
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                                     FORM 27
                          THE SECURITIES ACT (ONTARIO)

Item 1.    Reporting Issuer

INVESTORLINKS.COM INC., (formerly: Opus Minerals Inc.) 2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6.

Item 2.    Date of Material Change

March 9, 2001.

Item 3.    Press Release

The Press Release was disseminated through BCE Emergis on March 9, 2001.

Item 4.    Summary of Material Change

The Company issued a Press Release, attached hereto as Exhibit "A".

Item 5.    Full Description of Material Change

No information other than that provided in Item 4 above is presently available.

Item 6.    Reliance on Section 75(3) of the Act

Confidentiality is not requested.

Item 7.    Omitted Information

No information has been omitted in respect of the material change.

Item 8.    Senior Officer

Ms. Sandra Hall, Secretary (416) 864-9795.

Item 9.    Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Toronto, Ontario this 9/th/ day of March, 2001.

                                                     INVESTORLINKS.COM INC.



                                                     Per:  "Sandra J. Hall"
                                                              Secretary
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                                   EXHIBIT "A"

Toronto, Ontario - March 9, 2001 - InvestorLinks.com Inc. ("Investorlinks" or the "Company") (OTC BB: IVLKF, CDNX: YIK) announces that Frank Kollar has resigned is his capacity as Chairman and a Director of the Company.

The Internet financial arena has not emerged as quickly as anticipated and the financial markets are now less favourable to this market sector. Accordingly many such companies are downsizing which in the chain of commerce requires other companies to downsize. In recognition of this commercial environment the Company has amended its business plan to reduce ongoing operational and administrative costs. The reductions include deferral or elimination of certain operation activities and staff in a manner that recognizes Company obligations and ongoing requirements. As a result, the Company has acquired for cancellation 4,890,000 common shares from certain shareholders for US $.05 per share, cancelled 470,000 stock options exercisable at US $2.25 per share and settled employment contracts. Mr. Kollar will act as a consultant to the Company for a period of six months in order to maintain the integrity of the web site during the implementation of the amended business plan. Investorlinks.com Inc., continues to operate its web site and extensive directory of over 12,000 business and financial links for the investment community and serves over 200,000 users per month.

ABOUT INVESTORLINKS.COM INC.

Investorlinks.com Inc. is based is Charlottesville, Virginia, with corporate offices in Toronto, Ontario. InvestorLinks owns and operates the Internet investment site www.investorlinks.com.

There are currently 14,634,576 common shares of InvestorLinks issued and outstanding.

This release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding InvestorLinks.com Inc.'s business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the Company.

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

FOR FURTHER INFORMATION:
InvestorLinks.com Inc.
Phone:  1-888-603-1479
www.investorlinks.com
info@investorlinks.com